UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

The Arena Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

040044109

(CUSIP Number)

Manoj Bhargava

38955 Hills Tech Drive, Farmington Hills, MI 48331

248-960-1700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 040044109	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Manoj Bhargava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,512,236
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,512,236
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,512,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	44.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Based on 23,834,891 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2023.

SCHEDULE 13D

CUSIP No. 040044109	Page 3 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Simplify Inventions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,512,236
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,512,236
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,512,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	44.1%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

2 Based on 23,834,891 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2023.

Item 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Arena Group Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 200 Vesey Street, 24th Floor New York, New York.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being jointly filed by Manoj Bhargava and Simplify Inventions, LLC (“Simplify” and, together with Manoj Bhargava, collectively referred to as the “Reporting Persons”).

Manoj Bhargava is the sole manager, the control person and the Chief Executive Officer of Simplify.

(b)	The business address of each of the Reporting Persons is 38955 Hills Tech Drive, Farmington Hills, MI 48331.

(c)	The present principal business of Simplify is owning and operating various companies in manufacturing, real estate, media and other industries. Manoj Bhargava is the Chief Executive Officer and manager of Simplify and directs the voting and investment activities of Simplify and other affiliated private investment vehicles. The present principal occupation of Manoj Bhargava is as Chief Executive Officer of Innovation Ventures LLC (dba “5-hour ENERGY”), a subsidiary of Simplify.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Simplify is organized under the laws of the State of Delware. Manoj Bhargava is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 10,512,236 shares of Common Stock was approximately $30,485,484. The purchase of such shares was funded with the working capital of Simplify.

Item 4.	Purpose of Transaction.

Stock Purchase Agreements

On December 1, 2023, Simplify entered into (a) a Stock Purchase Agreement, dated December 1, 2023 (the “B. Riley Stock Purchase Agreement”), by and among Simplify, Bryant R. Riley, B. Riley Securities, Inc., BRF Investments, LLC and B. Riley Principal Investments, LLC, and certain affiliated sellers (collectively, the “B. Riley Sellers”), and (b) a Stock Purchase Agreement, dated December 1, 2023 (the “Non-B. Riley Stock Purchase Agreement” and, together with the B. Riley Stock Purchase Agreement, collectively, the “Stock Purchase Agreements”), by and among Simplify and certain other sellers (collectively, the “Non-B. Riley Sellers” and, together with the B. Riley Sellers, the “Sellers”), pursuant to which Simplify purchased from the Sellers an aggregate of 10,512,236 shares of Common Stock at a per share price of $2.90.

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In connection with the Stock Purchase Agreements, on December 1, 2023, Renew Group Private Limited (“Renew”) entered into a Securities Purchase and Assignment Agreement (the “Debt Purchase Agreement” and, together with the Stock Purchase Agreements, collectively, the “B. Riley Purchase Transactions”), with BRF Finance Co., LLC (“BRF Finance”), pursuant to which Renew purchased from BRF Finance and was assigned all of BRF Finance’s rights, duties, liabilities and obligations pursuant to the Note Purchase Agreement (as defined in the Debt Purchase Agreement), as amended, and the senior secured notes purchased thereunder in the aggregate principal amount of approximately $110.7 million and the collateral securing such senior secured notes for aggregate consideration of approximately $78,795,993. The indirect owner of Renew also has an indirect non-controlling interest in Simplify.

Business Combination Agreement

As previously disclosed, Simplify entered into the Business Combination Agreement, dated November 5, 2023 (as amended by the BCA Amendment (as defined below), the “Business Combination Agreement”), by and among the Issuer, Simplify, Bridge Media Networks, LLC, a wholly owned subsidiary of Simplify (“Bridge Media”), New Arena Holdco, Inc., a wholly owned subsidiary of the Issuer (“Newco” and, following the consummation of the Mergers (as defined below, “New Arena”), Energy Merger Sub I, LLC, a wholly owned subsidiary of Newco (“Merger Sub I”), and Energy Merger Sub II, LLC, a wholly owned subsidiary of Newco (“Merger Sub II”).

The Business Combination Agreement provides for: (i) the merger of Bridge Media with and into Merger Sub I, with Merger Sub 1 being the surviving company and becoming a wholly owned subsidiary of Newco (the “Bridge Media Merger”); and (ii) immediately following the Bridge Media Merger, the merger of Merger Sub II with and into the Issuer, with the Issuer being the surviving company and becoming a wholly owned subsidiary of Newco (the “Arena Merger” and, together with the Bridge Media Merger, the “Mergers”).

Concurrently with the execution and delivery of the Business Combination Agreement, The Hans Foundation USA, a nonprofit nonstock corporation which owns a non-voting minority interest in Simplify (the “Hans Foundation”), entered into the subscription agreement, dated as of November 5, 2023, by and between Newco and the Hans Foundation (the “Preferred Stock Subscription Agreement”), pursuant to which, immediately following the Mergers, the Hans Foundation has agreed to purchase 25,000 shares of Newco’s Series L preferred stock, par value $0.0001 per share, at a purchase price of $1,000.00 per share, for an aggregate purchase price of $25,000,000.

Concurrently with the execution and delivery of the Business Combination Agreement, 5-Hour International Corporation Pte. Ltd. (“5-Hour”) entered into the subscription agreement, dated as of November 5, 2023, by and between Newco and 5-Hour (the “Common Stock Subscription Agreement”), pursuant to which, immediately following the Mergers, 5-Hour has agreed to purchase 5,000,000 shares of Newco’s common stock, par value $0.0001 per share (“New Arena Common Stock”), at a purchase price of $5.00 per share, for an aggregate purchase price of $25,000,000. The indirect owner of 5-Hour has an indirect non-controlling interest in Simplify.

Further, concurrently with the closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement (the “Proposed Transaction”), subject to the execution of a definitive agreement between the parties, Newco will enter into a Stock Purchase Agreement with Simplify or one of its affiliates, pursuant to which Simplify or one of its affiliates will agree to purchase, at New Arena’s request, up to $20,000,000 in aggregate purchase price of shares of New Arena Common Stock from time to time during the 12 months following the Closing at a price per share equal to the lesser of (i) the volume-weighted average price of the New Arena Common Stock for the last sixty trading days prior to the purchase date and (ii) $3.86 per share (the “Equity Line of Credit”).

Pursuant to the Business Combination Agreement, following the Closing, the Common Stock will be delisted from the NYSE American (the “NYSE American”) and deregistered under the Securities Exchange Act of 1934, as amended, and cease to be publicly traded. New Arena and its subsidiaries will operate under the Issuer’s current name “The Arena Group Holdings, Inc.” and New Arena Common Stock will be traded on the NYSE American under the Issuer’s current stock ticker symbol “AREN.”

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Immediately following the Closing, (i) Simplify will own approximately 72.71% of the outstanding shares of New Arena Common Stock on a fully diluted basis (inclusive of the shares of Common Stock purchased by Simplify pursuant to the Stock Purchase Agreements and exchanged into New Arena Common Stock pursuant to the Business Combination Agreement), (ii) 5-Hour will own approximately 6.98% of the outstanding New Arena Common Stock and (iii) former stockholders of the Issuer will own the remaining outstanding New Arena Common Stock. Such amounts exclude the ownership of shares of New Arena Common Stock that may be issued from time to time pursuant to the Equity Line of Credit.

In connection with the B. Riley Purchase Transactions, on December 1, 2023, Simplify entered into an amendment (the “BCA Amendment”) to the Business Combination Agreement, which amends certain terms of the Business Combination Agreement to reflect the B. Riley Purchase Transactions and also amends the form of Nomination Agreement to be entered into by Simplify, 5-Hour and New Arena upon the Closing (the “Nomination Agreement”), as described below.

The BCA Amendment also provides that the Issuer will take all necessary actions to appoint Cavitt Randall and Christopher Fowler to the Board of Directors of the Issuer (the “Board”) to fill the vacancies resulting from the resignations of the two B. Riley appointed members on the Board. Effective December 1, 2023, the Board appointed Cavitt Randall and Christopher Fowler to the Board.

Nomination Agreement

As amended by the BCA Amendment, the Nomination Agreement will provide that Simplify will have the right (i) during the period beginning on the date of the Closing and ending on the date on which Simplify and 5-Hour (together with their respective Permitted Transferees (as such term is defined in the Nomination Agreement)) no longer collectively own at least fifty percent of the total number of New Arena shares outstanding (the “Majority Period”), to nominate such number of individuals for election to the New Arena board of directors (the “New Arena Board”) determined by multiplying (A) a fraction, the numerator of which is the aggregate number of shares of New Arena Common Stock then owned, of record or beneficially, by Simplify and 5-Hour, together with their respective Permitted Transferees, and the denominator of which is the aggregate number of shares of New Arena Common Stock then outstanding (in each case, including any options, warrants or other rights entitling the holder thereof to acquire shares of New Arena Common Stock from New Arena), by (B) the then total number of directors constituting the entire New Arena Board, which, as of the Closing, shall be five of the seven total number of directors on the New Arena Board and shall initially be Manoj Bhargava, Vince Bodiford, Cavitt Randall, Herbert Hunt Allred and Christopher Fowler; (ii) following the Majority Period, to nominate such number of individuals as determined by multiplying (A) a fraction, the numerator of which is the aggregate number of shares of New Arena Common Stock then owned, of record or beneficially, by Simplify and 5-Hour, together with their respective Permitted Transferees, and the denominator of which is the aggregate number of shares of New Arena Common Stock then outstanding (in each case, including any options, warrant or other rights entitling the holder thereof to acquire shares of New Arena Common Stock from New Arena), by (B) the then total number of directors constituting the entire New Arena Board; and (iii) in the event of the death, resignation, disqualification or removal of any director nominated pursuant to clauses (i) and (ii) above, to nominate for election an individual to fill the vacancy resulting from such death, resignation, disqualification, removal or other cause (such persons nominated pursuant to clauses (i), (ii) and (iii), the “SI Nominees”).

The Nomination Agreement also provides that the Nominating Committee of the New Arena Board shall nominate for election to the New Arena Board, (i) during the Majority Period, such number of individuals as determined by subtracting from the total number of directors constituting the entire New Arena Board the number of SI Nominees, which, as of the Closing, shall be two of the seven total number of directors on the New Arena Board and shall initially be Ross Levinsohn and Laura Lee, (ii) in the event of the death, resignation, disqualification or removal of any director nominated pursuant to clause (i) above, an individual to fill the vacancy resulting from such death, resignation, disqualification, removal or other cause and (iii) in the event of the removal or resignation of a director nominated by Simplify upon the end of the Majority Period, an individual to fill the vacancy from such removal or resignation.

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Pursuant to the Nomination Agreement, Simplify and 5-Hour have also agreed to vote or cause to be voted all shares of New Arena Common Stock owned or controlled by each of them for the director nominees described in the preceding two paragraphs at any meeting of the stockholders of New Arena.

The Nomination Agreement shall terminate on the earliest to occur of (a) the date on which Simplify, together with its Permitted Transferees, no longer owns of record or beneficially in the aggregate at least fifteen percent (15%) of the aggregate number of shares of New Arena Common Stock then outstanding (including any options, warrant or other rights entitling the holder thereof to acquire shares of New Arena Common Stock from New Arena); (b) the dissolution of New Arena; and (c) the consummation of a Change of Control (as defined in the Nomination Agreement).

Voting Agreement

In connection with the B. Riley Purchase Transactions, Simplify entered into a Voting and Support Agreement (the “Voting Agreement”) with the Issuer with respect to the shares of Common Stock purchased by Simplify in connection with the B. Riley Purchase Transactions pursuant to which Simplify has agreed to: (i) to vote at any meeting of the stockholders of the Issuer (a “Stockholder Meeting”) all of its shares of Common Stock held of record or thereafter acquired (the “Subject Shares”) in favor of the Proposed Transaction; (ii) to vote its Subject Shares at any Stockholder Meeting against any other proposal, action or agreement for an acquisition of, or change in control transaction involving the Issuer; and (iii) not to transfer its Subject Shares during the term of the Voting Agreement.

Waiver

Pursuant to certain registration rights agreements and certain securities purchase agreements, the Issuer had previously agreed to pay liquidated damages to certain purchasers of the Issuer’s equity securities due to the Issuer’s failure to register shares of Common Stock and timely file periodic reports. In connection with the B. Riley Purchase Transactions, Simplify, B. Riley Principal Investments, LLC and the Issuer entered into a Waiver of Liquidated Damages and Release of Claims, dated December 1, 2023 (the “Waiver”), pursuant to which B. Riley Principal Investments, LLC irrevocably and unconditionally relinquished any claims to liquidated damages (or any accrued interest due thereon) that it had pursuant to the registration rights agreements and securities purchase agreements.

The foregoing descriptions of the Stock Purchase Agreements, the Business Combination Agreement, the BCA Amendment, including the Nomination Agreement, the Voting Agreement, and the Waiver do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements which are included as Exhibits B-G to this Schedule 13D (including the form of the Nomination Agreement attached as an exhibit to the BCA Amendment, which is attached as Exhibit F to this Schedule 13D) and are incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. As part of its periodic evaluation of its investment in the Issuer, the Reporting Persons intend to engage in discussions with the Issuer’s management and Board of Directors, other stockholders of the Issuer and other interested parties that may relate to the Proposed Transaction, business, operations, strategic plans, governance and board composition and the future of the Issuer. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s financial position and strategic direction; actions taken by the Issuer’s Board of Directors; the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic and industry conditions; tax considerations; and money and stock market conditions, including the market price of the securities of the Issuer.

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Item 5.	Interest in Securities of the Issuer.

(a) - (b)	All percentages above have been calculated based on 23,834,891 shares of Common Stock outstanding as of November 10, 2023.

As of the date hereof, Manoj Bhargava and Simplify beneficially own and have sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, of an aggregate of 10,512,236 shares of Common Stock which consists of the shares of Common Stock held by Simplify. Manoj Bhargava, as the manager of Simplify, has sole voting and investment discretion with respect to the shares beneficially held by Simplify. Accordingly, all securities held by Simplify may ultimately be deemed to be beneficially held by Manoj Bhargava.

(c)	Except as disclosed herein, there have been no transactions in the Issuer’s securities that were effected during the past sixty days by the persons named in response to paragraph (a).

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

On December 6, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Pursuant to the Business Combination Agreement, at the Closing, Simplify, 5-Hour and Newco will enter into a Registration Rights Agreement. The Registration Rights Agreement will grant each of Simplify and 5-Hour certain registration rights, including, demand registration rights and piggyback registration rights (subject to underwriter cutback and certain blackout periods), with respect to its registrable securities, which shall include the shares of New Arena Common Stock received by Simplify pursuant to the Business Combination Agreement, the shares of New Arena Common Stock purchased by 5-Hour pursuant to the Common Stock Subscription Agreement and the shares of New Arena Common Stock that may be purchased from time to time by Simplify pursuant to the Stock Purchase Agreement. New Arena will pay all reasonable out-of-pocket fees and expenses in connection with any registration pursuant to the Registration Rights Agreement, subject to certain exceptions.

Except as disclosed herein, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement among the Reporting Persons, dated December 7, 2023

Exhibit B – Stock Purchase Agreement, dated December 1, 2023, by and among Simplify Inventions, LLC and the Seller Parties named therein.

Exhibit C – Stock Purchase Agreement, dated December 1, 2023, by and among Simplify Inventions, LLC and the Seller Parties named therein.

Exhibit D – Voting and Support Agreement, dated December 1, 2023, by and among Simplify Inventions, LLC and The Arena Group Holdings, Inc.

Exhibit E – Business Combination Agreement, dated as of November 5, 2023, by and among The Arena Group Holdings, Inc., Simplify Inventions, LLC, Bridge Media Networks, LLC, New Arena Holdco, Inc., Energy Merger Sub I, LLC and Energy Merger Sub II, LLC (incorporated by reference to the Issuer’s Form 8-K filed with the SEC on November 7, 2023).

Exhibit F – Amendment No. 1 to Business Combination Agreement, dated December 1, 2023, by and between The Arena Group Holdings, Inc., Simplify Inventions, LLC, Bridge Media Networks, LLC, New Arena Holdco, Inc., Energy Merger Sub I, LLC and Energy Merger Sub II, LLC (incorporated by reference to the Issuer’s Form 8-K filed with the SEC on December 5, 2023).

Exhibit G – Waiver of Liquidated Damages and Release of Claims, dated December 1, 2023, by and among Arena Group Holdings, Inc., Simplify Inventions, LLC and B. Riley Principal Investments, LLC (incorporated by reference to the Issuer’s Form 8-K filed with the SEC on December 5, 2023).

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SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2023

Manoj Bhargava

By:	/s/ Manoj Bhargava
Name:	Manoj Bhargava

Simplify inventions, llc

By:	/s/ Manoj Bhargava
Name:	Manoj Bhargava
Title:	Manager

[Signature Page to Schedule 13D]

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